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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2019

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EMBRAER S.A.
PUBLIC COMPANY
CNPJ Nº 07.689.002/0001-89
NIRE 35.300.325.761

MATERIAL FACT

As previously announced, Embraer S.A. (“Company” or “Embraer”) and The Boeing Company (“Boeing”) entered into certain agreements on January 24, 2019 with respect to a strategic partnership between the two companies (“Transaction”), and the shareholders of Embraer approved the Transaction on February 26, 2019. The Company hereby updates the market with respect to the estimated completion of the Transaction.

The parties continue to work diligently and cooperatively to consummate the Transaction as soon as possible. In this regard, Embraer will implement the internal separation of the Company’s commercial aviation business starting at the end of this fiscal year and currently expects that the Transaction will be consummated early in 2020.

The parties have already obtained applicable antitrust clearance from antitrust authorities in certain jurisdictions and the consummation of the Transaction remains subject to (i) the approval by antitrust authorities in certain other applicable jurisdictions; and (ii) the satisfaction of other customary conditions in similar transaction. Until such approvals are received and the other conditions are satisfied, there can be no assurance as to the consummation of the transaction or the timing thereof.

The Company will keep its shareholders and the market in general informed of any new relevant information concerning the transaction.

São José dos Campos, October 3, 2019.

Nelson Krahenbuhl Salgado

Executive Vice President of Finance and Investor Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 3, 2019

Embraer S.A.

By:	/s/ Nelson Krahenbuhl Salgado
	Name:	Nelson Krahenbuhl Salgado
	Title:	Chief Financial and Investor Relations Officer